

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 14, 2008

<u>VIA U.S. MAIL</u>

Robert V. Condon
Chief Financial Officer
Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, New Jersey 07006

>   **Re: Merrimac Industries, Inc.**
>   **Form 10-K for the fiscal year ended December 29, 2007**
>   **Filed March 28, 2008**
>   **File No. 001-09970**

Dear Mr. Condon:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief